                                                                     Exhibit 2.2



MONDAY FEBRUARY 25, 6:59 AM EASTERN TIME

PRESS RELEASE

SOURCE: WSI Industries, Inc.

WSI Industries Announces Sale of Bowman Tool and Machining Subsidiary Transaction to Strengthen WSI's Financial Condition and Growth Prospects MINNEAPOLIS--(BUSINESS WIRE)--Feb. 25, 2002--WSI Industries, Inc. (Nasdaq: WSCI
- news) today announced that it has completed the sale of its Bowman Tool and Machining, Inc. subsidiary in Rochester, MN. The Company said sale proceeds totaled approximately $7.1 million in cash and assumed debt.

The Bowman subsidiary, which was expected to account for approximately 50% of the Company's forecasted sales in fiscal 2002, handles contract manufacturing programs primarily for the agricultural and construction equipment markets. The Company's ongoing operations will consist of its Taurus Numeric Tool, Inc. subsidiary, which provides contract machining services for the avionics/aerospace, recreational vehicle, computer, engine, and defense markets.

Proceeds from the Bowman sale have been used to eliminate the Company's outstanding bank debt, which has reduced WSI's total debt to approximately $2.8 million from $7.3 million at the end of this year's first quarter. Shareholders' equity stood at $7,505,000 at the end of the first quarter. Remaining cash from the sale proceeds will be used for paying down additional debt.

Michael J. Pudil, president and chief executive officer, commented: "We believe the sale of our Bowman subsidiary will generate value for WSI's shareholders. In addition to enabling us to substantially strengthen our financial condition, this transaction enables us to exit a business with limited growth prospects. As a result, WSI is now able to focus its resources on its Taurus operation, which involves machining processes with a higher value-added technology content. Business with several of Taurus' existing customers has considerable growth potential going forward. For these reasons, we believe the sale of our Bowman subsidiary has positioned WSI for a resumption of profitable growth later this fiscal year."

The Company also is consolidating its operations by moving its corporate operations into the Taurus facility in Osseo, Minnesota. Excluding consolidation expenses and an estimated $2 million goodwill write-off related to the Bowman sale, the Company expects to be at or near breakeven for the second quarter of fiscal 2002 ended February 22, which will include a full quarter's contribution from Bowman.

Reflecting its outlook for improved gross margins, reduced selling and administrative costs and significantly lower interest expense, all of which are expected to offset the impact of reduced sales volumes, the Company expects steadily improving results during this year's second half. The Company expects to return to profitability in this year's fourth quarter.

WSI Industries, Inc. is a leading contract manufacturer that specializes in the machining of complex, high-precision parts for a wide range of industries, including avionics/aerospace, recreational vehicle, computer, engine and defense markets.

The statements included herein which are not historical or current facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. There are certain important factors which could cause actual results to differ materially from those anticipated by some of the statements made herein, including the Company's ability to obtain additional manufacturing programs and retain current programs, the impact on revenues of reduced material content, and other factors detailed in the Company's filings with the Securities and Exchange Commission.

--------------------------------------------------------------------------------
Contact:

     WSI Industries, Inc., Minneapolis
     Michael J. Pudil, 952/473-1271
     or
     Paul D. Sheely, 952/473-1271

--------------------------------------------------------------------------------



                                       2